Exhibit 99.3

NANO DIMENSION LTD.

2 ILAN RAMON, NESS ZIONA, 7403635 ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 13, 2023

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on December 13, 2023, at 16:00 p.m., Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 5.00 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of the proposals described in this Proxy Statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, December 13, 2023, at 18:00 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of Proposals No. 1, 2 and 3 described hereinafter requires the affirmative vote of at least a majority of the votes of shareholders present and voting, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that can direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the meeting, to Mr. Itay Mandel, the Company’s Global Head of Legal, or Mr. Tomer Pinchas, the Company’s Chief Operating Officer, e-mail address: itay.mandel@nano-di.com or tomer.p@nano-di.com, respectively, no later than October 25, 2023.

Shareholders or holders of the Company’s American Depositary Shares (“ADS”) wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Tomer Pinchas, at 2 Ilan Ramon, Ness Ziona, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than December 4th, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than December 8th, 2023.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (11,755,349 Ordinary Shares) and whoever holds 5% of the Company’s share capital and voting rights is entitled to examine the Proxy Statement and voting material, during the Company’s business days and working hours, according to applicable law.

It is noted that there may be changes on the agenda after publishing this Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE A CASH ANNUAL FEE TO ALL NON-EXECUTIVE DIRECTORS OF THE COMPANY

In accordance with feedback from the Company’s shareholders, and a deliberative process by the Board of Directors as well as after consultation with US corporate governance advisors and documented research, as stated in the Company’s press release dated October 18th, 2023, which was filed with the SEC on a Report on Form 6-K, the Company announced several corporate governance enhancements to further align the Company’s profile with international standards and best practices. Therefore, since September 2023 and following the last Annual General Meeting, the Company’s Board of Directors has been reduced from nine to seven directors, out of which six are independent directors.

Proposed Compensation for Non-Executive Directors (other than the Non-Executive Chairman)

As part of these updates and to continue to attract and retain world-class non-executive directors, on October 12th, 2023 and October 15th, 2023, the Compensation Committee and the Board of Directors, respectively, approved and recommend that the Company’s shareholders approve, a cash annual fee to all remaining Non-Executive Directors (as defined below) which shall be effective as of October 1, 2023, the beginning of the fourth quarter of 2023. If this proposal is approved, the following non-executive members of the Board of Directors will be entitled to the proposed cash annual fee: Mr. Oded Gera, Mr. Roni Kleinfeld, Mr. Chris Moran, Mr. Simon Anthony-Fried, and General (Ret.) Michael Garrett and any other future non-executive director appointed in accordance with the Company’s Amended and Restated Articles of Association following the Meeting (the “Non-Executive Directors”).

Currently, in accordance with the Company’s Compensation Policy as approved by the Company’s shareholders in June 2022 (the “Policy”), the Non-Executive Directors are not entitled to any cash fees, and are only compensated with restricted share units (“RSUs”) under the annual equity-based plan for non-executive directors as follows:

One-time grant of 30,000 RSUs upon joining and grants of 10,000 RSUs per annum thereafter; all grants will vest over three-years (some additional grants of RSUs are given to committee members and committee chairs).

Background and Rationale for Proposed Update

The Company undertakes regular reviews of the fees and equity-based compensation paid to Non-Executive Directors. The purpose of doing so is to ensure that the Company maintains the ability to remunerate Non-Executive Directors at a level that is commensurate with market rates and as necessary to continue to attract and retain directors of the appropriate level of experience and expertise.

The Compensation Committee and the Board of Directors considered the fact that in the last four years, the Company’s Non-Executive Directors did not receive cash fees. Additionally, in the past three years, there have been considerable additional demands placed on directors due to increased corporate activity, size of the Company, and relevant regulatory requirements.

The Present Situation

Considering the present Company’s directors’ extended time commitment, the increased size of the Company and the market rate needed to attract qualified members, the Compensation Committee and the Board of Directors have each decided it is warranted to adjust the compensation of Non-Executive Directors.

The Compensation Committee and the Board of Directors also recognized that these additional demands have resulted in a significant expansion of time commitment for each of the Company’s current directors. Based on these factors and the need to continue to both attract and retain qualified directors, the Compensation Committee and the Board of Directors determined the proposed update to Non-Executive Director remuneration was warranted.

Studying Benchmarks and Formally published Relevant Industry Research

To determine the appropriate remuneration structure going forward, the Compensation Committee and the Board of Directors conducted an analysis of Non-Executive Director compensation, including consulting with outside expert subject-matter advisors as needed and benchmarking against the “Spencer Stuart Board index for US Technology Companies – 2022” (“Spencer Stuart”) report. Components of this analysis included:

1.	Total compensation for non-executive directors

2.	% of the total that is granted in RSUs/options; and

3.	% of the total that is paid in cash.

To ensure overall alignment with comparable companies, the Compensation Committee and the Board of Directors evaluated all three variables above that were chosen from over 60 companies with annual revenues between $500 million to $1 billion, taking into consideration each company’s value, its industry and markets, its growth rate, its manpower, its acquisitions rate, its size of business-legal activities and geographical spread.

Conclusions and Recommendations

The Compensation Committee and the Board of Directors believes that providing an annual cash fee to Non-Executive Directors complements the current RSU grants and would serve to continue to attract and retain qualified directors with the appropriate skills and experience to provide robust independent oversight. The Compensation Committee and the Board of Directors believe it is fair and reasonable in all the relevant circumstances relating to the Company’s affairs, the nature, extent and liabilities associated with service as a Non-Executive Director or otherwise by reference to prevailing corporate governance standards and practices.

Therefore, the Compensation Committee and Board of Directors consider it appropriate that all of the Non-Executive Directors, either currently serving or who will be appointed or elected in the future, be compensated, through a compensation mechanism that will take into account the time, attention and expertise required by such directors, and that will serve to attract directors with the appropriate skills and experience applicable to the Company’s industry and needs.

Following the benchmark analysis by Spencer Stuart as well as consultations with leading US law firms and US investment bankers described above, and for the above reasons, the Compensation Committee and the Board of Directors recommend that the Company’s shareholders approve granting Non-Executive Directors with a cash annual fee, in addition to any RSUs annual grants, in accordance with the following terms (the “Non-Executive Directors Cash Annual Fee”):

Member of the Board of Directors - $80,000.

Member of the Board of Director and a Chairman of a committee(s) of the Board of Directors- $90,000.

Member of the Board of Directors and a participant of a committee(s) of the Board of Directors- $85,000.

The Non-Executive Directors Cash Annual Fee will be paid on a quarterly basis, in U.S. dollars or in NIS, plus VAT, if applicable, and shall apply to the Non-Executive Directors effective as of October 1st, 2023, or to such non-executive directors that will be appointed or elected in the future, effective from their respective appointment or election.

Company Compensation Policy

The Non-Executive Directors Cash Annual Fee exceeds the limitations of the Policy. Accordingly, the Compensation Committee and the Board of Directors studied the inputs from legal advisors and the Spencer Stuart research, have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including, among others:

(a)	the Non-Executive Directors’ skills, expertise, professional experience, and achievements;

(b)	the Non-Executive Directors scope of responsibilities as members of the Board of Directors; and

(c)	a comparison between the Non-Executive Directors Cash Annual Fee and compensation granted to other non-executive directors in similar high-tech companies.

Accordingly, the Compensation Committee and Board of Directors determined that granting the Non-Executive Directors Cash Annual Fee, while exceeding the limitations of the Policy, is necessary and in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve granting the Non-Executive Directors Cash Annual Fee as of October 1, 2023, as set forth in the Proxy Statement.”

The above resolution requires the affirmative vote of a Special Majority.

Please note that the Company considers it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate if you are a controlling shareholder or have a personal interest in this proposal. If you indicate this effect – the Company will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

APPROVAL OF A COMPENSATION PACKAGE FOR THE COMPANY’S NON-EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, DR. YOAV NISSAN-COHEN

In accordance with feedback from the Company’s shareholders, and a deliberative process by the Board as well as after consultation with US corporate governance advisors and documented research, as stated in the Company’s press release dated October 18th, 2023, which was filed with the SEC on a Report on Form 6-K.

Based on Shareholders’ feedback and after careful consideration, as part of the above-mentioned enhancements of corporate governance to further align the Company’s profile with international standards and best practices, the Board of Directors determined to separate the role of Chairman from the role of a CEO. Mr. Stern continues to serve as the Company’s Chief Executive Officer.

On September 13th, 2023, Dr. Nissan-Cohen was elected as a Non-Executive Chairman, due to his long-term proven track record including having served as CEO of large public companies.

Dr. Yoav Nissan-Cohen's career covers almost 40 years of scientific research, technology development, and executive management in the high-tech industry. He started his career as a research scientist in the General Electric R&D Center in New York, worked at National Semiconductor, was one of the founders of Tower Semiconductor where he served as a CEO, took the company public in Nasdaq and built a $1.5 billion advanced semiconductor facility. Dr. Nissan-Cohen also started and managed several companies. Dr. Nissan-Cohen holds a Ph.D. degree in Physics from the Hebrew University in Jerusalem.

On October 12th, 2023, and October 15th, 2023 (the “Grant Date”), the Compensation Committee and the Board of Directors, respectively, approved a compensation package for Dr. Nissan-Cohen’s services as the Company’s Non-Executive Chairman of the Board of Directors. The services of Dr. Nissan-Cohen will include such duties as customarily associated with such position and as may otherwise be assigned and/or designated to such position by the Board of Directors and/or any applicable law from time to time.

Background and Rationale for Proposed Compensation Package

In order to provide appropriate remuneration for his services as Non-Executive Chairman, the Compensation Committee and the Board of Directors conducted a broad analysis which included the reliance on outside advisors as well as benchmarking reports as appropriate. The analysis included the following components:

In analyzing the proper total compensation for the Non-Executive Chairman, the Company has consulted with advisors from compensation department of US law firms, as well as used Spencer Stuart industry research of high-tech public companies’ boards of directors. In the analysis of the study, the Company has chosen the

1.	Total compensation for non-executive directors;

2.	% of the total that is granted in RSUs/options;

3.	% of the total that is paid in cash; and

4.	The “premium” over the above which is paid to a “non-executive Chairman.”

To ensure overall alignment with comparable companies, the Compensation Committee and the Board of Directors evaluated the four variables above, across over 60 companies that were analyzed by Spencer Stuart, to determine the proposed Non-Executive Chairman compensation. Based on this analysis, the Committee determined that, on average, the additional compensation paid to a non-executive Chairman within the benchmarking group was approximately $60,000 over and above the compensation paid for service as a Non-Executive Director.

Proposed Compensation Package

Based on its analysis, as detailed above, the Compensation Committee and Board of Directors have approved the following compensation to be paid to Dr. Nissan-Cohen and requested shareholder approval for the following (“Dr. Nissan-Cohen’s Compensation”):

●	RSUs under the Non-Executive Directors’ annual equity-based plan- According to the Policy as previously approved by the shareholders, as a Non-Executive Chairman of the Board of Directors, Dr. Nissan-Cohen will be entitled to a grant of 40,000 RSUs, under the non-executive directors’ annual equity-based plan and in accordance with the terms as described in the Policy.

●	Cash Fee. In consideration for Dr. Nissan-Cohen’s special background as a supplier of services as non-executive Chairman, he will be entitled to a yearly payment in the aggregate amount of $150,000 per annum (consisting of $90,000 as a director and a chairman of a committee, plus a $60,000 premium for serving as a non-executive Chairman, plus VAT, if applicable), which will be paid by the Company on a quarterly basis, as of September 13th, 2023, the date of his appointment as Chairman.

●	One-Time grant of RSUs: In order to better align his interests with those of shareholders, the Company proposes to grant Dr. Nissan-Cohen with 140,000 RSUs, to be vested over a 3-year period as of the Grant Date, a third of it at the end of each year.

●	Insurance, Indemnification and Exculpation. Dr. Nissan-Cohen will continue to be entitled to the same insurance, indemnification and exculpation arrangements, as are currently in effect for all of the Company’s officers and directors.

The Compensation Committee and the Board of Directors have submitted this proposal for shareholder approval given that Dr. Nissan-Cohen’s Compensation exceeds the limitations of the Policy. Accordingly, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including, among others:

(a) Mr. Nissan-Cohen’s compensation reflects a fair and reasonable value for his services and is considered customary for such positions in companies of similar scopes of activities, inter alia, based on the presented benchmark analysis of similar companies; and

(b) Dr. Nissan-Cohen’s experience in his previous duties.

The Compensation Committee and the Board of Directors believe that Dr. Nissan-Cohen’s Compensation is reasonable under the circumstances, including existing market conditions, and that the approval thereof is in the best interests of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve Dr. Nissan-Cohen’s Compensation as set forth in the Proxy Statement, effective as of September 13, 2023.”

The above resolution requires the affirmative vote of a Special Majority.

Please note that the Company considers it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate if you are a controlling shareholder or have a personal interest in this proposal. If you indicate this effect – the Company will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 3

TO APPROVE A COMPENATION PACKAGE FOR THE COMPANY’S CHIEF EXECUTIVE OFFICER, MR. YOAV STERN

Mr. Yoav Stern served as the Company’s Chief Executive Officer until September 7, 2023, was compensated in accordance with the Amended and Restated Management Services Agreement (as adjusted to currency exchange ratios), approved by the Company’s shareholders on July 7, 2020, through his fully owned entity, DoubleShore Inc. (the “Previous Agreement” and “SP”, respectively).

The Previous Agreement was signed with the SP for services to be supplied by Mr. Stern as a non-director CEO of the Company. Fourteen months later, Mr. Stern was asked to join the Board of Directors and become its chairman. Neither SP nor Mr. Stern received any additional compensation or any other benefit after these additional 2 positions.

The Board of Directors believes that Mr. Stern performance in his role as a CEO, and later as a CEO and Chairman exceeded all expectations. In his first six months in office, as a CEO, Mr. Stern practically saved Nano Dimension from probable bankruptcy, during the Covid-19 pandemic of 2020. Mr. Stern later changed and developed the Company’s strategy and contributed to its growth in revenues from 2021 to 2023 by approximately 1100%, while improving gross margins, performing six acquisitions, leading an organic growth of approximately 30-45% during 2023, and raising all the capital needed to perform all of the above, and potentially much more. During the same period the Company’s personnel grew from 75 to 550, performing research and development, manufacturing and go-to-market functions in the UK, the Netherlands, Switzerland, Germany, U.S. and Israel. The Company’s portfolio has grown from one to over 15 new product lines.

Accordingly, on October 12th, 2023, and on October 15th, 2023, the Compensation Committee and the Board of Directors, respectively, approved and recommends that shareholders of the Company approve an amendment to the Previous Agreement with SP, to be effective as of January 1st, 2024. The amendment to the Previous Agreement will include the following items (the “Amendment”):

●	Services Fees. In consideration for Mr. Stern’s services as Chief Executive Officer, as of January 1st, 2024 (the “Effective Date”), SP will be entitled to the same monthly advisory fee, reimbursement of business expenses and certain severance benefits as in the Previous Agreement, as set forth in sections 4, 5 and 11 of the Previous Agreement (the “Services Fees”).

●	One-Time Grant of RSUs. The Company will grant on the Effective Date and in each renewed term of the Amendment as detailed below, Mr. Stern with 1,400,000 RSUs, which will vest at the end of each quarter for a total period of four years, as of the Grant Date (“RSUs to Mr. Stern”).

●	Insurance, Indemnification and Exculpation. Mr. Stern will continue to be entitled to the same insurance, indemnification and exculpation arrangements, as are currently in effect for all of the Company’s other officers and directors.

●	Term. The Amendment will be effective as of the Effective Date, for a period of 12 months (the “Term”) and may be renewed by mutual consent of the Company’s Board of Directors and SP, for up to 3 years.

●	Termination and Severance Payments. Each party may terminate the Amendment after 6 months, using a 3-month advance notice period.

(i) In case the Amendment will not be replaced by a new contract following the Term in accordance with the prior notice above, Company will pay SP $950,000 as severance payment, and all non-vested RSUs to Mr. Stern will be vested upon notice of termination.

(ii) In case the Amendment will be terminated by the Company without Cause’ (as defined in the Previous Agreement), and before the lapse of six months from each renewal of the Amendment (if renewed for additional years), the Company will pay SP the rest of the monthly Services Fees for that specific year, and an additional $950,000 as severance payment. In addition, all non-vested RSUs to Mr. Stern will be fully vested upon termination notice.

The Amendment terms are in accordance with the Policy as previously approved by its shareholders in 2022. Accordingly, the Compensation Committee and the Board of Directors recommend to the shareholders to approve the Amendment, for the following reasons:

(a) the Amendment includes the same Services Fees fixed components as the Previous Agreement as a CEO, reflecting the contribution of Mr. Stern to the Company within the scope of the CEO services given to the Company;

(b) the value of the compensation was determined while taking into consideration Mr. Stern’s deep understanding of the Company’s business and record in ensuring continuity in the Company’s business and his valuable contribution to the Company’s success in the last four years.

(c) the value of the compensation was determined while taking into consideration the position, scope of responsibility and previous compensation arrangements of Mr. Stern, and his contributions to the Company’s growth;

(d) since September 7th, 2023, Mr. Stern has not been paid for his services as full time CEO, and it is therefore reasonable to approve the requested compensation as of the beginning of 2024; and

(e) the Amendment terms are considered customary for such positions in US companies of similar scopes of activities, inter alia.

Accordingly, the Compensation Committee and Board of Directors determined that approving the Amendment which will be effective as of the Effective Date, in accordance with the Policy is necessary and in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a compensation package for the Company’s Chief Executive Officer, Mr. Yoav Stern in accordance with the Amendment terms, as set forth in the Proxy Statement.”

The above resolution requires the affirmative vote of a Special Majority.

Please note that the Company considers it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate if you are a controlling shareholder or have a personal interest in this proposal. If you indicate this effect – the Company will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 18, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 18, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Dr. Yoav Nissan-Cohen, Chairman of the Board of Directors